Exhibit 5.3

ANADARKO CHANEY DELL SYSTEM

Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

(Amounts in thousands – Unaudited)

	For the Six Months Ended June 30,
	2007	2006
Revenues:
Sale of gas	$96,283	$112,101
Sale of natural gas liquids	71,451	53,816
Gathering and processing	11,881	10,900
Marketing fees	1,790	2,528

Total revenues	181,405	179,345

Direct operating expenses:
Product purchases	136,460	140,492
Plant operating expenses	6,175	7,638

Total direct operating expenses	142,635	148,130

Revenues in excess of direct operating expenses	$38,770	$31,215

See accompanying notes to the combined statements of revenues and direct operating expenses.

ANADARKO CHANEY DELL SYSTEM

Notes to Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

(1)	Basis of Presentation

On June 1, 2007, Atlas Pipeline Partners, L.P. (Atlas) entered into an agreement with Western Gas Resources, a wholly owned subsidiary of Anadarko Petroleum Corporation (Anadarko) whereby Anadarko receives $1.85 billion and Atlas acquires control of Anadarko’s interests in the Chaney Dell (Chaney Dell System) and Midkiff/Benedum natural gas gathering systems and associated processing plants. The parties formed two separate joint ventures to effect the transactions, which closed in July 2007. The effective date of the transactions in the agreement is July 1, 2007.

The accompanying historical combined statements of revenues and direct operating expenses are presented using the accrual basis, and represent the historical revenues and direct operating expenses attributable to Anadarko’s interest in the Chaney Dell System located in the Anadarko Basin in northwest Oklahoma and southwest Kansas. The combined system consists of approximately 3,500 miles of gathering lines, 12 field compressor stations, and the Chaney Dell, Waynoka, and Chester processing facilities. The Waynoka processing facility was constructed during 2006 and placed into services in December 2006. After this facility was placed into services, the Chaney Dell processing facility was temporarily idled.

Anadarko did not prepare separate stand-alone historical financial statements for the Chaney Dell System in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all indirect operating costs applicable to the Chaney Dell System. The accompanying combined statements of revenues and direct operating costs were prepared from the historical accounting records of Anadarko.

Certain indirect expenses, as further described in note 4, were not allocated to the Chaney Dell System historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to represent a complete set of financial statements reflecting financial position, results of operations, shareholders’ equity, and cash flows of the Chaney Dell System, and are not indicative of the results of operations for the Chaney Dell System going forward.

(2)	Significant Accounting Policies

(a)	Principles of Combination and Use of Estimates

The combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the combined statements of revenues and direct operating expenses. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the combined statements of revenues and direct operating expenses. Actual balances and results could be different from those estimates.

(b)	Revenue Recognition

Gas gathered and processed through the Chaney Dell System is supplied under three types of contracts. A majority of the Chaney Dell System’s gross margin (or revenues at the plant less product purchases) for each both the six months ended June 30, 2007 and 2006 was under percentage-of-proceeds agreements in which Anadarko is typically responsible for the marketing of the gas and Natural Gas Liquids (NGLs). Under these agreements, Anadarko pays producers a specified percentage of the net proceeds received from the sale of the gas and the NGLs. Revenue is recognized when the gas or NGLs are sold and the related product purchases are recorded as a percentage of the sale of the product.

ANADARKO CHANEY DELL SYSTEM

Notes to Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

A small percentage of the Chaney Dell System’s gross margin was under contracts with “keepwhole” arrangements or wellhead purchase contracts. Under the “keepwhole contracts”, Anadarko retains the NGLs recovered by the processing facility and keeps the producers whole by returning to the producers at the tailgate of the plant an amount of gas equal on a Btu basis to the natural gas received at the plant inlet. The “keepwhole” component of the contracts permits the Company to benefit when the value of the NGLs is greater as a liquid than as a portion of the residue gas stream. Under the majority of these contracts, the option to process is at the Company’s discretion. Under this type of contract, the revenue is recognized when the product is sold.

Under many of these contracts, the Company also receives a marketing fee on NGLs. The marketing fee is earned when the product is sold and title transfers.

(c)	Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Chaney Dell System. The direct operating expenses include product purchases and plant operating expenses. Product purchases include costs associated with the purchase of natural gas from wells to process and treat natural gas to meet pipeline specifications and to extract NGLs. Plant operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to gas processing activities.

(3)	Contingencies

The activities of the Chaney Dell System are subject to potential claims and litigation in the normal course of operations. Anadarko does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Chaney Dell System.

(4)	Excluded Expenses

The Chaney Dell System was part of a much larger enterprise prior to closing the sale to Atlas. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Chaney Dell System, and have been excluded from the accompanying combined statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs or recoveries that may be incurred by Atlas.

Depreciation and amortization have been excluded from the accompanying combined statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses, which would be incurred based on the amounts expected to be allocated to the Chaney Dell System in connection with the purchase price allocation by Atlas.

(5)	Cash Flow Information

Capital expenditures were approximately $16.7 million and $34.9 million for the six months ended June 30, 2007 and 2006, respectively. Other cash flow information is not available on a stand-alone basis for the Chaney Dell System.